Copa Holdings Announces Minor Changes In Presentation Of Its Financial Statements

PANAMA CITY, May 3, 2017 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announced today that during February 2017, the Company implemented a new business, planning and financial consolidation system. This system improves and standardizes the structure and presentation of the financial statements through a new classification of the chart of accounts.

This new classification of the chart of accounts resulted in the reclassification of certain lines in the statement of financial position and the statement of profit or loss.

The Company does not believe these reclassifications significantly affect the analysis and interpretations based on the financial information previously reported.

A summary of the changes, the reclassified 2016 Financial Statements, and comparison between the reclassified and previously reported 2016 Financial Statements can be found in the Events and Presentations section of the Company´s Investor Relations website, found on the following link:

http://investor.shareholder.com/copa/events.cfm

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 74 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 80 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit: www.copa.com.

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CONTACT: Raúl Pascual – Panamá
Director – Investor Relations
(507) 304-2774